Via Facsimile and U.S. Mail
Mail Stop 6010


January 20, 2006


Mr. Weidong Yin
President, Chief Executive Officer and Director
Sinovac Biotech Ltd.
39 Shangdi Xi Road
Haidian District
Beijing, P.R.C.  100085

Re:	Sinovac Biotech Ltd.
	Form 20-F for Fiscal Year Ended December 31, 2004
	File No. 1-32371

Dear Mr. Yin:

	We have completed our review of your Form 20-F and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Branch Chief